Exhibit 99.1

VivoPower International PLC Confirms Date for FY23 Half-Year Results

and Earnings Conference Call

LONDON, February 13, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (“VivoPower,” the “Company”) is pleased to confirm that it will announce results for the half year ended 31 December 2022, on Friday, 24 February 2023, at 08:00 EST / 13:00 GMT.

The Company also confirmed that Kevin Chin, Executive Chairman and CEO, will host an earnings conference call on Friday, 24 February 2023, at 08:30 EST / 13:30 GMT.

Please register at the following link in order to obtain a dial-in phone number for the live audio call: https://register.vevent.com/register/BI4d808e98ed28442f840b164f342fc1a8.

A live webcast of the conference call will be available at https://edge.media-server.com/mmc/p/k9g3cmax.

A replay of the webcast will also be available two hours after the conclusion of the call and can be accessed from the link above or via the VivoPower website www.vivopower.com for a period of one year.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to use of proceeds, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about potential revenues from e-LV distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com